                                                               Page  of 13 Pages

================================================================================

                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549
                                  __________________

                                   Amendment No. 2
                               to
                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934

                            IPC Information Systems, Inc.
                                   (Name of Issuer)

                                     Common Stock
                                    $.01 par value
                            (Title of Class of Securities)
                                  __________________

                                      44980K100
                                    (CUSIP Number)

                             Cable Systems Holding, LLC
                          (Name of Person Filing Statement)

                                Philip H. Werner, Esq.
                             Morgan, Lewis & Bockius LLP
                                   101 Park Avenue
                              New York, New York  10178
                               Tel. No.:  212- 309-6000
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                    April 9, 1998
               (Date of Event which Requires Filing of this Statement)
                                  __________________

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing
this statement because of Rule 13d-1(b)(3) or (4), check the following:    / /

================================================================================

------------------------------                    ------------------------------
CUSIP No. 44980K100                  13D          Page 2 of 13 Pages
------------------------------                    ------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

               Cable Systems Holding, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                      (b) /X/

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

               Not applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                  / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

               DE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

   NUMBER OF                   0
    SHARES          ------------------------------------------------------------
  BENEFICIALLY      8    SHARED VOTING POWER
   OWNED BY
     EACH                      6,952,768
   REPORTING        ------------------------------------------------------------
  PERSON WITH       9    SOLE DISPOSITIVE POWER

                               0
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                               6,952,768
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               6,952,768
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                       / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               65 %
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

               OO
--------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                    ------------------------------
CUSIP No.   44980K100                13D          Page 3 of 13 Pages
------------------------------                    ------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Arizona Acquisition Corp.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                 (b) /X/

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

          Not applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                  / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          DE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

   NUMBER OF                  0
     SHARES         ------------------------------------------------------------
  BENEFICIALLY      8    SHARED VOTING POWER
    OWNED BY
      EACH                    6,952,768
   REPORTING        ------------------------------------------------------------
  PERSON WITH       9    SOLE DISPOSITIVE POWER

                              0
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                              6,952,768
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,952,768
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                       / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          65 %
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                    ------------------------------
CUSIP No.   44980K100                13D          Page 4 of 13 Pages
------------------------------                    ------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          David Kirby
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                 (b) /X/

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

          Not applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                  / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          US
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

   NUMBER OF                  0
     SHARES         ------------------------------------------------------------
  BENEFICIALLY      8    SHARED VOTING POWER
    OWNED BY
      EACH                    6,952,768
   REPORTING        ------------------------------------------------------------
  PERSON WITH       9    SOLE DISPOSITIVE POWER

                              0
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                              6,952,768
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,952,768
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                       / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          65%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                    ------------------------------
CUSIP No. 44980K100                  13D          Page 5 of 13 Pages
------------------------------                    ------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          John O'Mara
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                 (b) /X/

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

          Not applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                  / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          US
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

   NUMBER OF                  0
     SHARES         ------------------------------------------------------------
  BENEFICIALLY      8    SHARED VOTING POWER
    OWNED BY
      EACH                    6,952,768
   REPORTING        ------------------------------------------------------------
  PERSON WITH       9    SOLE DISPOSITIVE POWER

                              0
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                              6,952,768
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,952,768
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                            / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          65%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          ITEM 1.   SECURITY AND ISSUER.

          The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the "Shares"), of IPC Information Systems, Inc., a Delaware corporation ("IPC"). The principal executive offices of IPC are located at 88 Pine Street, New York, New York 10005.

          ITEM 2.   IDENTITY AND BACKGROUND.

          This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (i) Cable Systems Holding, LLC, a Delaware limited liability company ("CSH"); (ii) Arizona Acquisition Corp., a Delaware corporation ("AAC"); (iii) David Kirby ("Kirby"); and (iv) John O'Mara ("O'Mara").

          CSH is a Delaware limited liability company which engages in certain telecommunication businesses through its subsidiaries.

          AAC is a Delaware corporation formed for purposes of the transaction described in Item 4 below. As of the date hereof, CSH owns five (5) shares of AAC Common Stock , constituting all of the outstanding capital stock of AAC.

          The name, business address, citizenship, present principal occupation or employment and the name and business address of any corporation or organization in which each such employment is conducted of each executive officer or member of the Board of Directors of CSH and AAC are set forth on Schedules A and B, respectively, attached hereto. Kirby resides at 24 Father Peter's Lane, New Canaan, CT, 06840 and is a U.S. citizen. His present principal occupation is a private investor/financial advisor. O'Mara resides at 623 Lake Avenue, Greenwich, CT, 06830 and is a U.S. citizen. His present principal occupation is a private investor/consultant. He serves on the Board of Directors of Baldwin & Lyons Inc., The Midland Company, Plantronics Inc., Glenoit Inc., The Garden Companies, Condere Inc., and Purcell Industries.

          During the past five (5) years, neither any of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the other persons listed on Schedules A and B attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

          ITEM  3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          None of the parties listed in the response to Item 2 have expended any funds in connection with the Amended and Restated Investors Agreement (as defined in Item 5 below).

          ITEM 4.   PURPOSE OF TRANSACTION.

          On December 18, 1997, IPC and AAC entered into the Agreement and Plan of Merger, as amended and restated on April 9, 1998 (the "Amended and Restated Merger Agreement", a copy of which is attached hereto, and made a part hereof as
Exhibit 2). The Amended and Restated Merger Agreement provides, among other things, for the merger of AAC with and into IPC (the "Merger"), with IPC as the surviving corporation. Under the terms of the Amended and Restated Merger Agreement, which is subject to majority shareholder approval and regulatory review, CSH and certain of its affiliates are to purchase a minimum of 54 percent and as much as 90 percent of the outstanding shares of IPC (the "Shares") for $21 per Share. IPC shareholders have the option to receive $21 per Share in cash, or to retain a portion of their Shares, not to exceed 46 percent of the outstanding common stock of the Surviving Corporation at the Effective Time. Total cash consideration to IPC shareholders in the event of a purchase of 90% of the total equity outstanding would be $204 million. The Merger will become effective at such time as the certificate of merger is duly filed with the Secretary of State of the State of Delaware or at such later time as is specified in the certificate of merger (the "Effective Time"). From and after the Effective Time, the Surviving Corporation will possess all the rights, privileges, powers and franchises and be subject to all of the restrictions, disabilities and duties of IPC and AAC, all as provided under Delaware Law. The Merger is subject to customary conditions, including the approval and adoption of the Amended and Restated Merger Agreement by the stockholders of IPC.

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          On April 9, 1998, IPC, CSH, Cable Systems International, Inc. ("CSI"), David Walsh ("Walsh"), Anthony Servidio ("Servidio") and Lawrence, Smith & Horey III, L.P. ("LSH") entered into the Amended and Restated Investors Agreement (the "Amended and Restated Investors Agreement," a copy of which is attached hereto, and made a part hereof as Exhibit 3). The Amended and Restated Investors Agreement amends the Investors Agreement, dated as of December 18, 1997, by and among IPC, CSH, Walsh and Servidio to add CSI and LSH as parties thereto.

          Pursuant to the Amended and Restated Investors Agreement, the Board of Directors of the Surviving Corporation will consist of 9 members, (i) three of whom shall be nominated by CSH, CSI and their respective Permitted Transferees ("CSH Shareholders"); (ii) two of whom shall be nominated by the CSH Shareholders and shall be individuals who are not "Affiliates" or "Associates" (as those terms are used within the meaning of Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of any party to the Amended and Restated Investors Agreement or any Affiliate thereof; (iii) two of whom shall be nominated by the CSH Shareholders and shall be individuals who are executive officers of IPC or its subsidiaries and (iv) two of whom shall be nominated by Kleinknecht and his Permitted Transferees (the "Kleinknecht Shareholders"). Each of the parties to the Amended and Restated Investors Agreement and their Permitted Transferees has agreed to vote its Shares in favor of the persons so nominated, provided that none of the parties will be required to vote for another party's nominees if the number of Shares held by the person or group making the nomination is (A) in the case of the CSH Shareholders, less than 5% of the then outstanding number of shares of common stock of IPC, par value $.01 per share ("New Common Shares") or (B) in the case of the Kleinknecht Shareholders, less than 50% of such person's or group's Initial Ownership (defined as the number of New Common Shares held by such person or group as of the date of the Amended and Restated Investors Agreement).

          Pursuant to the Amended and Restated Investors Agreement, the CSH Shareholders, the Kleinknecht Shareholders, Walsh and his Permitted Transferees (the "Walsh Shareholders"), Servidio and his Permitted Transferees (the "Servidio Shareholders") and LSH and its Permitted Transferees (the "LSH Shareholders") have agreed that they will not, directly or indirectly, sell, assign, transfer, grant a participation in, pledge or otherwise dispose of any New Common Shares (or solicit any offers to buy or otherwise acquire, or take a pledge of any New Common Shares) except in compliance with the Securities Act of 1933, as amended, and the terms and conditions of the Amended and Restated Investors Agreement.

          Any CSH Shareholder, Kleinknecht Shareholder, Walsh Shareholder, Servidio Shareholder or LSH Shareholder may at any time transfer any or all of its New Common Shares of IPC to one or more of its Permitted Transferees without the consent of IPC or any CSH Shareholder, Kleinknecht Shareholder, Walsh

Shareholder, Servidio Shareholder or LSH Shareholder, as the case may be, so long as (i) such Permitted Transferee shall have executed a Joinder Agreement substantially in the form of Exhibit A to the Amended and Restated Investors Agreement and thereby agreed to be bound by the terms of the Amended and Restated Investors Agreement and (ii) the transfer to such Permitted Transferee is not in violation of applicable federal or state securities laws.

          Aside from a transfer to a Permitted Transferee as discussed above, the Kleinknecht Shareholders may transfer their New Common Shares only as follows: (i) pursuant to the Tag-Along Rights described below; (ii) pursuant to the Drag-Along Rights described below; (iii) in a public offering in connection with the exercise of their registration rights under Article 5 of the Amended and Restated Investors Agreement; or (iv) following the earlier to occur of (A) the date on which the number of New Common Shares held by the Kleinknecht Shareholders is less than 5% of the outstanding number of New Common Shares and
(B) the fifth anniversary of the Effective Time, to any person other than any Adverse Person (as defined in the Amended and Restated Investors Agreement).
The above-described restrictions on the Kleinknecht Shareholders shall terminate at such time as the aggregate number of New Common Shares held by the CSH Shareholders is less than 50% of the CSH Shareholders' aggregate Initial Ownership of New Common Shares (defined as the number of New Common Shares held by such person or group as of the date of the Amended and Restated Investors Agreement).

          Aside from a transfer to a Permitted Transferee as discussed above, the Kleinknecht Shareholders, the Walsh Shareholders and the Servidio Shareholders may transfer their New Common Shares only as follows: (i) pursuant to the Tag-Along Rights described below; (ii) pursuant to the Drag-Along Rights described below; (iii) in any public offering; (iv) following the 30th month anniversary of the Effective Time, to any person other than any Adverse Person (as defined in the Amended and Restated Investors Agreement); or (v) to any person, in a transfer through a broker or dealer in compliance with Rule 144 (or any successor rule).

          Aside from a transfer to a Permitted Transferee as discussed above, the LSH Shareholders may transfer their New Common Shares only as follows:
(i) pursuant to the Tag-Along Rights described below; (ii) pursuant to the Drag-Along Rights described below; (iii) in any public offering; or (iv) to any person, in a transfer through a broker or dealer in compliance with Rule 144 (or any successor rule).

          The Amended and Restated Investors Agreement also provides that if the CSH Shareholders propose to sell New Common Shares, the Kleinknecht Shareholders, the Walsh Shareholders, the Servidio Shareholders and the LSH Shareholders will have the right to participate in the sale ("Tag-Along Rights"), provided that no such rights shall apply (i) to sales of up to 3% in the aggregate of the outstanding New Common Shares; (ii) to sales to Permitted Transferees of CSH Shareholders; (iii) in public offerings; or (iv) to the transfer of New Common Shares that will indirectly result from a sale of all or substantially all of the capital stock or assets of CSH, CSI, Cable Systems Holding Company, Citicorp or any of its Subsidiaries. If Tag-Along Rights apply, the CSH Shareholders will inform the Kleinknecht Shareholders, the Walsh Shareholders, the Servidio Shareholders and the LSH Shareholders (collectively, for purposes of this paragraph, the "Tag Shareholders") of the terms and conditions of the proposed sale and offer each Tag Shareholder the opportunity to participate. If the number of New Common Shares that CSH Shareholders and the Tag Shareholders propose to sell exceeds the number that can be sold on the terms and conditions proposed by the buyer, the CSH Shareholders and each Tag Shareholder who has exercised Tag-Along Rights will be entitled to sell up to his or her Tag Along Portion. Tag Along Portion shall mean the number of New Common Shares owned by such Tag Shareholder (on a fully diluted basis) (and in the case of the CSH Shareholders, owned by CSH Shareholders on a fully diluted basis) multiplied by a fraction, the numerator of which shall be the number of New Common Shares proposed to be sold by CSH Shareholders and the denominator of which shall be the total number of New Common Shares (on a fully diluted basis) held by parties to the Amended and Restated Investors Agreement. The CSH Shareholders and the Tag Shareholders who have exercised Tag-Along Rights may sell their New Common Shares on substantially the same terms and conditions set forth in the notice (subject to an increase in the amount of consideration of up to 5%) within 120 days of the date all Tag-Along Rights are waived, exercised or expire.

          The Amended and Restated Investors Agreement contemplates that if the CSH Shareholders (i) propose to sell Shares constituting not less than 50% of their Initial Ownership (defined as the number of New

Common Shares held by such person or group as of the date of the Amended and Restated Investors Agreement) in a bona fide third party sale, or (ii) propose a sale in which the New Common Shares to be sold by CSH Shareholders, the Kleinknecht Shareholders, the Walsh Shareholders, the Servidio Shareholders and the LSH Shareholders constitute 50% or more of the outstanding New Common Shares held by all such Shareholders, the CSH Shareholders will be entitled to compel the Kleinknecht Shareholders, the Walsh Shareholders, the Servidio Shareholders and the LSH Shareholders (collectively, for purposes of this paragraph, the "Drag Shareholders") to participate in the sale ("Drag-Along Rights") with respect to the New Common Shares owned by each Drag Shareholder which constitute the Drag-Along Portion of the number of New Common Shares that such person owns. Drag-Along Portion shall mean as to any Drag Shareholder, the number of New Common Shares such person owns (on a fully diluted basis) multiplied by a fraction the numerator of which is the number of New Common Shares to be sold by the seller and proposed sellers and the denominator of which is the total number of New Common Shares owned by the seller and proposed sellers.

          Pursuant to the Amended and Restated Investors Agreement, CSH also has the right to request the Surviving Corporation to register for sale its New Common Shares on five occasions if the aggregate proceeds expected to be received from any such sale exceeds $7,500,000. Once the Surviving Corporation has effected one such registration for the CSH Shareholders, the Kleinknecht Shareholders may request two registrations of their New Common Shares. Each party to the Amended and Restated Investors Agreement has the right, subject to certain limitations, to request the Surviving Corporation to include its New Common Shares in any registration undertaken by the Surviving Corporation. All requests for registration are subject to certain other customary terms and conditions.

          The Amended and Restated Investors Agreement also provides that until the earlier to occur of (i) the fifth anniversary of the Effective Time or (ii) the occurrence of a Change in Control (defined as the date on which the CSH Shareholders own less than 20% of the outstanding New Common Shares or the transfer of all or substantially all of the assets of the Surviving Corporation or a liquidation of the Surviving Corporation), no Kleinknecht Shareholder shall acquire any New Common Shares or securities convertible into or exercisable or exchangeable for New Common Shares except (A) as a Permitted Transferee in a transfer from any other Kleinknecht Shareholder which is otherwise permitted under the terms of the Amended and Restated Investors Agreement or (B) pursuant to stock options granted by the Surviving Corporation.

          ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          See response to Item 5.

          A copy of each of the Amended and Restated Merger Agreement and the Amended and Restated Investors Agreement are attached hereto as Exhibits 2 and 3, respectively, and are incorporated herein by reference.

          Except as disclosed previously in Amendment No. 1 to Schedule 13D, as filed with the SEC on December 29, 1997, and except for the agreements described in the response to Item 5, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of IPC, including, but not limited to, transfer or voting arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1:  Joint Filing Agreement among the Reporting Persons

          Exhibit 2: Amended and Restated Agreement and Plan of Merger, dated as of December 18, 1998 as amended and restated on April 9, 1998, by and between IPC Information Systems, Inc. and Arizona Acquisition Corp.

          Exhibit 3: Amended and Restated Investors Agreement, dated April 9, 1998, by and among, Cable Systems Holding, LLC, Cable Systems International, Inc., Richard Kleinknecht, David Walsh, Anthony Servidio and Lawrence Smith & Horey, III, L.P.

                                      SIGNATURES

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 27, 1998

                              Cable Systems Holding, LLC


                              By: /s/ Peter A. Woog
                                 --------------------------------
                                 Name:  Peter A. Woog
                                 Title: Manager



          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 27, 1998

                              Arizona Acquisition Corp.


                              By: /s/ Peter A. Woog
                                 --------------------------------
                                 Name:  Peter A. Woog
                                 Title: Manager


          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 27, 1998

                              By: /s/ David Kirby
                                 --------------------------------
                                 Name: David Kirby





          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 27, 1998

                              By: /s/ John O'Mara
                                 --------------------------------
                                 Name: John O'Mara

                                                                      Schedule A

                                       Managers
                                          of
                              Cable Systems Holding, LLC

          The names and titles of the Managers of Cable Systems Holding, LLC ("CSH") and their business addresses and principal occupations are set forth below. If no address is given, the Manager's business address is that of CSH at 505 North 51st Avenue, Phoenix, Arizona 85043-2701. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to CSH and each individual is a United States citizen.


Name                          Present Principal Occupation
----                          ----------------------------

Peter A. Woog                 Manager; President of Cable Systems International,
                              Inc.

Bruce Burkett                 Manager; Chief Financial Officer of Cable Systems
                              International, Inc.

                                                                      Schedule B

                           Executive Officers and Directors
                                          of
                              Arizona Acquisition Corp.

          The names of the Directors and the names and titles of the Executive Officers of Arizona Acquisition Corp. ("AAC") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of AAC at 505 North 51st Avenue, Phoenix, Arizona 85043-2701. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to AAC and each individual is a United States citizen.

Name                          Present Principal Occupation
----                          ----------------------------

* Peter  A. Woog              President; President of Cable Systems
                              International, Inc.

* Bruce Burkett               Secretary and Treasurer;  Chief Financial Officer
                              of Cable Systems International, Inc.
 ---------------
* Director